UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2024

Commission File No. 24R-00481

Cloudhands, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-5320942
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

4330 La Jolla Village Drive, Suite 200

San Diego, CA 92122

(Full mailing address of principal executive offices)

+1.858.252.4001

(Issuer’s telephone number, including area code)

Units, each of which consisted of (i) equity (two shares of common stock) and (ii) a warrant to purchase a single share of common stock for $1.00

(Title of each class of securities issued pursuant to Regulation A)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-K (this “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

ITEM 1. Business

Introduction

Cloudhands, Inc. (formerly known as Robot Cache US Inc.) is a Delaware corporation formed on January 16, 2018. The business was originally operated through Robot Cache S.L., a Spanish limited liability company (“Robot Cache S.L.”), which the Company dissolved and liquidated in November 2024. Effective March 18, 2025, the Company changed its corporate name from Robot Cache US Inc. to Cloudhands, Inc. to reflect its strategic shift from a PC video game distribution model to the development of a comprehensive AI hub, marketplace and social media platform, Cloudhands.ai.

Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Cloudhands, Inc. (formerly known as Robot Cache US Inc.)

New Strategic Focus of the Company: Cloudhands.ai

In 2024, the Company initiated a change in strategy to focus on the burgeoning artificial intelligence (“AI”) sector. The Company believes it is well-positioned to pursue this new strategy, which we believe is a more compelling market opportunity. Further, the Company believes this new strategy will allow it to leverage its technical knowledge and capabilities to exploit these AI market opportunities more rapidly and efficiently.

Cloudhands.ai is a comprehensive AI hub and digital marketplace (“Cloudhands Platform”). The Cloudhands Platform is designed to empower creators, developers, and businesses to discover, deploy, and monetize AI applications and services. The Cloudhands Platform offers consumers and small businesses a trusted place to learn about this burgeoning new industry that is transforming every area of our society, and to discover and purchase AI solutions.to create, innovate and thrive in the AI era.

The Cloudhands Platform is being built around three integrated pillars:

●	A social discovery and news feed experience for AI tools and content;
●	A credit-based monetization and microtransaction system; and
●	An AI tools database and app store, offering curated access to AI applications, APIs, and services.

The Company believes there is a growing need for a centralized platform where AI developers, creators, and users can collaborate, monetize their work, and discover new tools. Despite the increased adoption of AI, the current market lacks an ecosystem that combines discovery, community interaction, and revenue generation for AI creators. Cloudhands.ai seeks to address this market gap.

The monetization system is expected to operate through a proprietary, credit-based transaction infrastructure known as the Cloud Credits™ API. This system is designed to support microtransactions, subscription alternatives, and revenue-sharing models for creators, while allowing users to interact with AI content seamlessly and cost-effectively.

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The Company expects to launch the initial version of Cloudhands.ai in Q2 2025. Development of the platform is being funded with the Company’s existing cash reserves. While the Company currently believes its existing cash reserves are sufficient for the planned launch, it maintains the flexibility to pursue additional financing if market conditions or business needs warrant. The Board of Directors believes that Cloudhands.ai represents a compelling opportunity to enter the rapidly growing AI economy and aligns with the Company’s broader goals of long-term growth and technology-led innovation.

As these efforts are ongoing, there is no assurance that the Cloudhands Platform will launch as planned or achieve its intended market impact.

Global Launch of the Cloudhands Platform

The Company expects to launch the initial version of Cloudhands.ai in Q2 2025.

The Cloudhands Competitive Landscape

The AI sector is newly emerging and characterized by rapid change and innovation. There are a significant number of well-funded companies focused on the AI sector and the Company expects continual change as the sector grows and matures. The competitive landscape described below is likely to change and evolve and the Company will continue to monitor its market strategy and make adjustments where it deems appropriate to optimize its positioning in the competitive space.

Enterprise Hosting of AI Models and AI Applications:

The rapidly evolving AI-application marketplace includes several established solutions: Replicate, charges developers per-second GPU time (e.g., $0.0036 for a Stable Diffusion run) instead of offering a cross-app wallet; cloud hyperscalers list models inside their own ecosystems, with AWS Marketplace reporting 20,000+ machine learning products from 5,000 sellers and 3 million active subscriptions; and Google’s Vertex-AI Model Garden curates 200+ foundation models behind Google Cloud billing.

Developer AI Hubs:

Hugging Face hosts more than 750,000 open-source models and 160,000 datasets for about 7 million registered users

On the developer side, GitHub’s marketplace serves approximately 100 million developers. Replit and Loveable provide easy AI-assisted web application creation and hosting.

General AI Information Hubs:

X.com (f/k/a Twitter), Substack, Medium. Directory sites such as FutureTools and TAAFT aggregate approximately 3,300 AI tools but provide no transaction layer. OpenAI’s GPT Store remains with revenue-share terms still unannounced.

Collectively, these offerings excel at either hosting, inference billing, or community, but none unifies social discovery with a neutral, credit-based micro-payment rail. Cloudhands.ai therefore expects to compete indirectly for mind-share and wallet-share against these vertically siloed incumbents while differentiating through its integrated news and product feeds, AI focused social network, Cloud Credits™ wallet, and hosting-agnostic storefront that allows creators and businesses to monetize in one place and users to pay once across many AI apps.

Sources of Cloudhands Revenue

The Company anticipates three primary sources of revenue in its initial launch of the Cloudhands Platform:

●	Cloud Credits™ Transaction Fees – A percentage fee on every micro-transaction or subscription paid in Cloud Credits™ across third-party apps and APIs.
●	Developer Listing Fees – Optional fees for priority placement in the Cloudhands Store and API rate-limit boosts.
●	Promoted Listings & Sponsored Content – Contextual advertising units within the social feed, sold on a cost-per-click or cost-per-impression basis and payable in Cloud Credits™ or fiat. We anticipate having affiliate links to larger partners as an additional source of revenue.

Future revenue sources that may be added to the platform include: user subscriptions giving curated monthly benefits (e.g.: free music tracks from an AI music provider) and a discounted monthly stipend of Cloud Credits™, premium private social spaces, and white-label licensing of the Cloud Credits™ APIs.

The Robot Cache Platform

Since this Report covers 2024, we have included, in summary form, a description of the Robot Cache business. More detailed historical information on the Robot Cache business can be found in our prior SEC filings.

The Company developed software to create a personal computer (“PC”) video game distribution platform that permits the distribution of digital PC video game licenses from PC video game publishers (“Publishers”) to persons who play PC video games on the Robot Cache Platform (as defined below, and such persons, “gamers” or “Users”), as well as sales of those licenses from one User to another. The software platform on its e-commerce website offers an “ecosystem” in which visitors may, among other things, purchase PC video game licenses (the “Robot Cache Platform”), play PC video games with friends, and earn Company store credit (in the form of the Company’s digital “in-game” currency, known as “IRON”) by inviting friends and completing various challenges.

The Company’s former operating model (the Robot Cache Platform) was developed to serve as a PC video game ecosystem that works to the advantage of all of its participants, by enabling Users to purchase digital copies of video games, list them for sale, earn referral credit for inviting friends to join the platform and gamification.

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Global Launch of the Robot Cache Platform

The Robot Cache Platform was launched globally on July 6, 2023, after having been completed in May 2020 and launched in Latin America, Australia, and New Zealand in July 2022. To date, the Company has signed agreements with numerous Publishers around the world and currently has hundreds of titles under contract.

The results of the Company’s formal launch were disappointing, as more fully discussed in the Management’s Discussion and Analysis section (Item 2) below. There were a number of factors impacting the Company’s ability to penetrate the digital distribution market including, without limitation, dominant competitors Steam and Epic as discussed in The Competitive Landscape section below, the emergence and growth of the Microsoft Gaming Xbox Game Pass subscription service which as of February 2024 has over 34 million subscribers, and challenges acquiring AAA titles for the Robot Cache Platform due to the significant guarantees demanded by Publishers. The Company continues to analyze market conditions and explore adjustments to its business model and strategy to increase its market opportunities.

The Robot Cache Competitive Landscape

Currently, the largest platform for digital PC video games is Steam, which is operated by Valve. Steam was launched in September 2003 and has licenses for more than 100,000 digital PC video games available for sale on its platform as of January 2025. In 2024, Steam achieved 40 million concurrent users on its platform and had 200 new titles that each exceeded $1 million in New Release revenue. In 2023, Steam released over 12,000 additional PC video games and is believed to have generated approximately $9 billion in revenue. Based on public data, one third of the revenue on Steam in 2023 was attributed to new game releases. In 2022, the last year for which information is publicly available, Steam had 132 million monthly active players.

The second-largest digital PC video game company is Epic Games Store, operated by Epic Games, Inc. Epic Games Store has attracted a large following of game players from the popular Epic game Fortnite. In addition, Epic Game Store’s giving away of free games enabled it to quickly grow its user base. As stated in Epic’s “2024 Year in Review,” revenue for Epic Games Store in 2024 was approximately $255 million with respect to third-party games, representing an 18% decrease from 2023. In 2024, Epic released over 1,100 new PC video games on its store, resulting in a total of over 4,000 games. Epic has stated that over 295 million PC users are now active on its system, an increase of over 25 million compared to the prior year.

In addition, Microsoft Gaming’s Xbox Game Pass offers a subscription service for video games and has over 35 million subscribers and serves both PC and console gamers. Their subscription model appeals to the market segments that prefer to pay monthly for access to both new and legacy games.

Sources of Robot Cache Business Revenue

The Company’s revenue consists of 5% of the proceeds from video game sales made on the Robot Cache Platform. The total proceeds are apportioned among the Company, Publishers, and Users as follows:

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For new releases, the Publisher receives a royalty equal to 95% of the purchase price, and no games can be resold for a period of 90 days after purchase. The Company receives the remaining 5%. After 90 days, a User who wishes to relinquish his or her license to the game can choose to list it for sale, at which time it goes into a queue. The Robot Cache Platform then alternates between offering a new copy or a previously owned copy, if available. If the sold copy was previously owned by a User, the Publisher will receive 70% of the revenue, the User 25%, and the Company the remaining 5%. If one or more used copies are available, the Robot Cache Platform alternates supplying new copies and previously owned copies, until no more previously owned copies are available. This process may be repeated indefinitely.

The Company records royalty rights by storing information on the transactions, royalties, fees from credit card processors and the net payment payable to its publishing partners on its own internal proprietary secured databases. Royalty rights are not recorded on the blockchain in any way, and there are no smart contracts or any other royalty information that is written in a smart contract on the Casper Blockchain Network. There are no limitations or difficulties in enforcing the royalty or ownership, as the Company, like its peer companies Steam and Epic, has all of the data on its proprietary database. The Company also has multiple backups in real time on its Amazon Web Services and Azure web services databases. Therefore, in the event of any breach of security or downtime, the Company can “roll back” any data to any point in time. As a result, the Company has multiple redundancies to report on all of its transactions and royalty reports to its Users and its partners.

Sources of Cash

2021 Regulation A Offering

In 2021, the Company raised approximately $26,923,883 in net proceeds from an offering of units pursuant to Regulation A (the “2021 Offering”), representing a combination of Shares and warrants to purchase Shares.

Prior Token Offering and Conversion to Common Stock.

In 2018, Robot Cache S.L., a Spanish limited liability company that became a wholly owned subsidiary of the Company in June 2019, conducted an offering exempt from registration pursuant to Rule 506(c) under Regulation D of the Securities Act, selling Simple Agreements for Future Tokens (“SAFTs”) to 18 accredited investors in an offering (the “Token Offering”). The Token Offering generated gross proceeds of $11,770,878, consisting of $2,275,000 in cash; $6,495,878 in bitcoin (BTC) and ether (ETH), and $3,000,000 in restricted stock of THC Therapeutics Inc. (OTC: THCT) The SAFTs were subsequently exchanged for an aggregate amount of 16,778,821 shares of our Common Stock, pursuant to Section 3(a)(9) of the Securities Act. Operations of Robot Cache S.L. were discontinued, and the entity was formally dissolved and liquidated on November 5, 2024.

Separately, the Company engaged a number of advisors for the Token Offering (“Advisors”) and entered into agreements with them to grant them rights to receive Company tokens as compensation for their advisory services. The Company entered into exchange agreements with three such Advisors, each an “accredited investor” (as defined in Rule 501 under the Securities Act), whereby the Advisors exchanged their token-issuance rights for Shares. As part of such exchange agreements, the Company has issued 465,122 Shares in the aggregate to these three Advisors. The Company has no specific timetable for negotiating, or entering into, any such exchange agreements with the remaining Advisors. All Shares issued to the Advisors in exchange for their token-issuance rights either have been or will be exempt from registration pursuant to Rule 506(b) of Regulation D under the Securities Act.

The Company has not issued any tokens and has no plans to do so.

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2023 Offering

In 2023, the Company launched an offering of up to 25,000,000 shares of its Common Stock (each, a “Share”) pursuant to Regulation A (the “2023 Offering”). The Board soon determined that the market conditions along with the early projected trajectory of the offering did not indicate that continuing the 2023 Offering was in the best interests of the Company and its stockholders, and elected to terminate the 2023 Offering effective on October 12, 2023. The Company returned all investor funds to investors that subscribed to Shares in the 2023 Offering.

Proprietary Digital Rights Management Using the Blockchain

The Robot Cache Platform consists of a proprietary DRM methodology and software that utilizes the immutability of the blockchain to determine and enforce licenses and User rights. The DRM methodology and software enable us to accurately track and enforce a User’s rights with regard to playing, selling or otherwise controlling access to digital content. Smart contracts within the blockchain enable the Company to determine ownership of video game licensing rights with the Company’s input, into the blockchain, of User-identifying information and User ownership of licenses. Such smart contracts are verified each time a User initiates playing a video game or lists games for sale on the Robot Cache Platform. Such verification is necessary to determine whether the User has the licensing rights required for the User to proceed with game play or game sales activities.

Our DRM currently uses the Casper proof-of-stake blockchain but can switch to any public or private blockchain. If a particular blockchain that we use is not available in the future, we would make the appropriate database entries in an internal database. The Company is not going to develop its own blockchain. Please be advised that our DRM is used only for validating User game licenses.

On June 28, 2021, the Company entered into a memorandum of understanding with the blockchain company CasperLabs Holdings AG (“CasperLabs”). On October 24, 2024, CasperLabs announced its departure from the Casper network and is now formally known as “Prove AI”. The Casper network is currently maintained under the leadership of the Casper Association. In the second quarter of 2023, the Company completed its transition from its blockchain-based “proof of work” DRM to a blockchain model based on “proof of stake” (the “Transition”). Each time a User attempts to initiate game play or to list a game for sale on the Robot Cache Platform, the User’s identifying data and license ownership is added to the blockchain and, in blockchain parlance, a “transaction” is initiated. This creates a block on the blockchain, which is sent to every participant in the applicable network for validation. Once the transaction is validated, the block representing the transaction is added to the existing blockchain and the User can proceed with game play or game sales.

The Transition resulted in significantly reduced consumption of processing power and resources.

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The Company’s Team

As of the date of this Report, the Company employs 11 full-time employees in California, and five independent contractors in the United States and Spain. The Company may hire additional personnel in the future with the necessary skills and experience commensurate with its new strategic focus.

Legal Proceedings

From time to time, the Company may be involved in legal proceedings or may be subject to other claims against it. The results of such legal proceedings and the resolution of such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on the Company’s business or the development of the Robot Cache Platform because of defense and settlement costs, diversion of resources and other factors. As of the date of this Report, the Company is not currently subject to any material claims against it, nor is it involved in any legal proceedings. However, there can be no assurance that claims or proceedings will not arise in the future.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section regarding “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a number of forward-looking statements that reflect the Company management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this Report and in reports filed by the Company with the Securities and Exchange Commission (the “Commission” or the “SEC”). Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual4results of operations or the results of the Company’s future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company’s services, fluctuations in pricing for materials, and competition.

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Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” or the “Company” refer to Cloudhands, Inc. (formerly known as Robot Cache US Inc.) and its subsidiary.

The following information should be read in conjunction with our audited consolidated financial statements and accompanying notes, which are included in this Report. As noted above, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are, among others, the following sections:

●	Business Overview

●	Operating Results

●	Liquidity and Capital Resources

●	Critical Accounting Policies

●	Trends and Key Factors Affecting Our Performance

Business Overview

The Company operates the Robot Cache Platform, an online PC digital distribution platform with Users in over 160 countries. The Robot Cache Platform enables Users to purchase PC games as well as list them for resale (i.e., relinquish their licensed rights to the content) in exchange for cash back to their credit cards or for store credit in the form of the Company’s digital “in-game” currency, IRON. The Robot Cache Platform serves mainly PC gamers, game developers and Publishers.

In 2024, the Company initiated a change in strategic focus away from its PC video game platform toward the development of a new business model centered on artificial intelligence. In connection with this shift, the Company changed its corporate name from Robot Cache US Inc. to Cloudhands, Inc., effective March 18, 2025. This transition marks a significant change in the Company’s focus, operations, and long-term growth strategy, though the Company retains all rights and capabilities related to its existing technology and intellectual property. Additional information about this strategic shift and the planned launch of Cloudhands.ai is provided under “Material Developments” below.

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The Company entered into a memorandum of understanding with the blockchain company CasperLabs Holdings AG (“CasperLabs”) (previously filed as Exhibit 6.189 to the Company’s Form 1-K dated April 28, 2023). On October 24, 2024, CasperLabs announced its departure from the Casper network and is now formally known as “Prove AI.” The Casper network is currently maintained under the leadership of the Casper Association. The memorandum of understanding called for the Company to migrate its current DRM / copy protection methodology to the Casper Blockchain Network (SYM: CSPR-USD), thereby significantly reducing the consumption of power needed for the Company to validate blockchain transactions and to manage licensed rights granted or revoked with respect to a User’s digital game copy. The Company implemented its new DRM / copy protection using the Casper Blockchain Network, and it is currently running on the Casper network “Test-net”. This migration transitioned our DRM-based copy protection from a “Proof of Work” method to “Proof of Stake,” requiring significantly less power consumption, given that the Casper Blockchain Network has only 100 “validators” versus more than 40,000 on the Ethereum blockchain. (The Company is one of the validators on the Casper Blockchain Network and receives CSPR awards for serving as a validator.)

The Company was established by video game industry veterans with over 100 years of combined experience in game development and publishing. The Robot Cache Platform was built to support a wide range of PC video game revenue models, including premium sales, free to play, subscription, and advertising-based monetization.

The Company discontinued operating its sole subsidiary, Robot Cache S.L., which was headquartered in Santa Cruz de Tenerife, Spain, and formally closed in November 2024.

Other Media Forms

The technology developed by the Company applies, in addition to gaming, to other forms of digitally-delivered content such as films, music, software, digital artwork and books. In our opinion, our technology can be applied to many different forms of digital media.

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AMD Partnership

In 2019, Advanced Micro Devices (NASDAQ: AMD) (“AMD”) announced a partnership with the Company. This strategic partnership represents a major global PC hardware manufacturer’s validation of the Company’s position to capitalize on emerging opportunities within digital distribution. We are also listed on AMD’s website at amd.com under its “Games” section.

Material Developments

The Company notes the following material developments during the period from January 1, 2024 through December 31, 2024:

Throughout 2024, the Company maintained its existing operations to ensure the viability of the Platform while simultaneously exploring new applications of its technology to support its evolving business model. This dual-focus approach enabled the Company to preserve client relationships and operational continuity while preparing to leverage its core competencies in new market segments.

In July 2024, the Company underwent a leadership transition with the appointment of Rod Humble as Chief Executive Officer. Mr. Humble brings extensive experience in the technology and entertainment sectors, having previously served in executive roles at Electronic Arts and Linden Lab. He played a key role in the development and growth of The Sims franchise and the Second Life virtual platform. The Board of Directors believes Mr. Humble’s track record of innovation and strategic leadership will be instrumental as the Company pursues its new strategic direction in AI.

Looking ahead, the Company anticipates launching its Cloudhands.ai comprehensive AI hub and digital marketplace designed to empower creators, developers, and businesses to discover, deploy, and monetize AI applications and services in the second quarter of 2025. The Company expects to:

●	Provide a comprehensive AI hub and marketplace featuring a social media site for AI content discovery, project pages for monetization, and a tools catalog.
●	Launch a creator marketplace allowing users to post and monetize AI applications, creations, and services.
●	Integrate AI-powered features to enhance user experience, improve engagement, and generate actionable insights for content creators and AI businesses on the platform.

The Company believes this strategic pivot positions it to capitalize on emerging trends in the AI sector while continuing to build on its technology infrastructure and brand equity.

Sources of Revenue

The Company’s historical revenue from the Robot Cache Platform consisted of 5% of the proceeds from video game sales, though future revenue streams may vary as the Company implements its new strategic direction. Revenues generated by the Company were to $532 and $3,128 for the years ended December 31 2024 and 2023, respectively.

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Results of Operations

The following table summarizes changes in selected operating indicators of the Company for the respective periods presented:

Year ended December 31, 2024 compared with year ended December 31, 2023

	Year ended December 31, 2024	Year ended December 31, 2023
Revenues (software)	$532	$3,128
Revenues (mining)	0	74
Total operating expenses (selling, general and administrative)	3,266,442	5,059,081
Interest income (expense), net	502,659	440,066
Income tax expense	-	-
Net Income (Loss)	$(3,434,800)	$(4,809,478)
Foreign currency translation, gain (loss)	(287)	(2,184)
Unrealized gain (loss) on stock investments, held-for-sale	10,238	1,949
Total Comprehensive Income (Loss)	$(3,424,849)	$(4,809,713)
Earnings per share, basic	$(0.02)	$(0.03)
Earnings per share, diluted	$(0.02)	$(0.03)

Revenues

For the year ended December 31, 2024, the Company generated $532 in revenues from game software sales on the Robot Cache Platform compared to $3,128 in revenues from game sales on the Robot Cache Platform for the year ended December 31, 2023. Revenue from mining on the Robot Cache Platform for the year ended December 31, 2023 was $74. The Company discontinued mining in the second quarter of 2023 upon the Company’s transition to the Casper blockchain network as a result of unfavorable market conditions that rendered this source of revenue unviable. There was no revenue from mining for the year ended December 31, 2024.

Revenues from gaming customers continued to be minimal in the 2024 Fiscal Year. After an initial beta testing phase and limited test launch in Brazil, Latin America, Australia, and New Zealand (representing approximately 6% of the PC purchased games market), opening access to the Robot Cache Platform worldwide did not achieve the hoped-for positive results.

Selling, general and administrative expenses

General and administrative expenses for the year ended December 31, 2024 totaled $3,238,493, representing a decrease of $778,690, or 19.4%, as compared to $4,017,183 for the year ended December 31, 2023. Payroll and related expenses represent approximately $2.1 million or 63.3% of general and administrative expenses for the year ended December 31, 2024 compared to $2.9 million or 71.1% for the year ended December 31, 2023. Outside contractor expenses represent approximately $537,000 or 16.6% of general and administrative expenses for the year ended December 31, 2024, compared to $472,000 or 11.8% for the year ended December 31, 2023. The remainder of the general and administrative expenses were primarily for rent, supplies, internet and telecommunications, and travel.

Sales and marketing expenses for the year ended December 31, 2024 totaled $27,949, representing a decrease of $1,013,949, or 97.3%, as compared to $1,041,898 for the year ended December 31, 2024. This decrease in sales and marketing expenses is because the Company substantially discontinued its sales and marketing efforts for User acquisition, content and marketing materials creation, brand advertising, industry conferences and free game entitlements.

Interest and Income Tax Expenses

The Company did not incur interest or federal income tax expenses during the years ended December 31, 2024 and 2023. The Company has an accumulated deficit of $30,146,888 as of December 31, 2024.

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Asset impairment charges

In prior years, the Company prepaid certain Publishers’ royalties to include their games in the Robot Cache Platform. The Company determined that recouping the prepaid royalties was unlikely and it recorded an impairment loss of $410,988 during the year ended December 31, 2024.

As of December 31, 2024, the Company’s Board of Directors determined that the Company’s investment in Fig Publishing was fully impaired, and the company recorded a full write-off of the carrying value of $100,000.

Cryptocurrency is evaluated each year and reported at the lower of cost or market, including the CSPR3 cryptocurrency earned from validation activity. As of December 31, 2024, the decline in the CSPR cryptocurrency market value resulted in an impairment that the Company determined was other than temporary and recorded an impairment loss of $99,000.

Other income and expenses

The Company capitalized development costs and amortized these costs over three years. It amortized $0 and $215,000 of its developed platform accounts during the years ended December 31, 2024 and 2023, respectively.

The Company had interest income of $503,000 and $440,000 during the years ended December 31, 2024 and 2023, respectively, an increase of $63,000 due to higher cash reserves held in dividend-earning accounts during the year ended December 2024.

The Company’s foreign currency loss was $287 during the year ended December 31, 2024 compared to $2,184 during the year ended December 31, 2023.

In addition to the impairment charge taken on the Company’s CSPR cryptocurrency, the Company’s valuation of its Bitcoin cryptocurrency on December 31, 2024 resulted in a recognized but unrealized gain of $10,238 on its Bitcoin holdings. The Company’s valuation of cryptocurrency on December 31, 2023 resulted in an unrealized gain of $1,949, including Bitcoin and CSPR cryptocurrency earned from being a blockchain validator for CasperLabs cryptocurrency. None of the Company’s cryptocurrency was converted to United States dollars ($) during the years ended December 31, 2024 or 2023.

The remaining amount of other income (expense) totaled $(61,635) and $24,339 for the years ended December 31, 2024 and 2023, respectively

Income taxes

The Company’s effective tax rate was 0% and as a result the Company did not record income taxes for the years ended December 31, 2024 and 2023.

Net loss

For the year ended December 31, 2024, the Company had a net loss of approximately $3.4 million, compared with a net loss of approximately $4.8 million for the year ended December 31, 2023. This decrease in net loss is primarily due to higher interest income on invested cash during the year ended December 31, 2024 and a reduction in workforce in the third and fourth quarters of 2024.

Liquidity and Capital Resources

As of December 31, 2024, the Company had cash of approximately $9.6 million. We reported net losses of approximately $3.4 million and approximately $4.8 million for the years ended December 31, 2024 and 2023, respectively. The following table provides a summary of the Company’s net cash flows from its operating, investing, and financing activities.

Year ended December 31,	2024	2023
Net cash used in operating activities	$(3,151,302)	$(4,706,593)
Net cash used in investing activities	(8,760)	(51,949)
Net cash used in and provided by financing activities	(0)	(10)
Net decrease in cash	(2,960,063)	(4,758,552)
Cash, beginning of period	12,532,554	17,291,106
Cash, end of period	$9,572,491	$12,532,554

3 The Company received an analysis from legal counsel experienced in crypto asset regulatory matters in support of the position that CSPR does not currently constitute a security under U.S. securities law. This analysis is not binding on regulators or the courts. The Company receives CSPR for validating transactions on the Casper Blockchain Network. The Company does not trade or otherwise sell or distribute CSPR.

4 The CEO, Board Chairman, and sole owner of Roxy Friday is the Company’s co-founder and one its directors, Frank Brian Fargo.

11

Sources of Liquidity

In the opinion of management, the Company’s current cash position of approximately $9.6 million on December 31, 2024 will enable it to cover current operations for the next 24 months and beyond, depending on the success of the Company’s ability to identify alternative and economically viable approaches to the digital consumer market. The Company does not anticipate conducting an additional capital raise prior to launch of Cloudhands.ai in 2025.

Prepaid Expenses

The Company prepaid certain Publishers’ royalties to include their games in the Robot Cache Platform. the Company determined that recouping the prepaid royalties was unlikely and it recorded an impairment loss of $410,988 as of December 31, 2024. These prepaid royalties were $426,342 on December 31, 2023.

Other Current Assets

The Company’s other current assets were $1,457 and $2,065 as of December 31, 2024 and 2023, respectively.

Net Cash Flow from Operating Activities

As noted above, cash used in operating activities was approximately $3.1 million for the year ended December 31, 2024, compared to approximately $4.7 million for the year ended December 31, 2023. The results of operating activities were the primary drivers for the change in cash for the years ended December 31, 2024 and 2023.

Net Cash Flow from Investing Activities

Net cash used in investing activities for the years ended December 31, 2024 and 2023 of $8,760 and $51,949, respectively, was primarily due to the Company’s investment in development of the Company’s platform.

Net Cash Flow from Financing Activities

Net cash used in financing activities was $0 and $10 for the years ended December 31, 2024 and 2023, respectively.

Operating and Capital Expenditure Requirements

Primarily as a consequence of the 2021 Offering, the Company began 2024 with approximately $12.5 million in cash and cash equivalents. After taking into account the net loss of $3.4 million for the year ended December 31, 2024, the Company expects operations to be sufficiently funded for at least 24 months and beyond, depending on the success of the Company’s ability to identify alternative and economically viable approaches to the digital distribution market.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Company to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty because the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include long-term investments, the recoverability of long-lived assets, impairment analysis of intangible assets, and stock-based compensation.

12

Statements of the Company’s financial position, results of operations and cash flows are affected by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

Long Term Investments

The Company accounts for its long-term investments, consisting of equity investments, at fair value with changes in fair value recognized in net income.

Cryptocurrencies

Cryptocurrencies which include bitcoin (BTC) and Casper (CSPR) are included in long-term assets in the accompanying balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its validation activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but is instead assessed for impairment annually, or more frequently, when events or changes in circumstances occur, indicating that it is more likely than not that the indefinite-lived asset is impaired. An asset is impaired when its carrying amount exceeds its fair value, which, in the case of a cryptocurrency, is measured at any given time using the cryptocurrency’s quoted price at that time. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If that determination is negative, a quantitative impairment test is not necessary and is not performed. If, however, the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Realized gains or losses from the sale of cryptocurrencies are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

All cryptocurrencies owned by the Company are held by the Company’s custodian Coinbase. Since the Company no longer has plans to issue tokens or other digital assets, it does not anticipate holding cryptocurrency in the future, other than as a result of its earlier (now discontinued) mining pool activities described elsewhere in this report.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

13

Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company’s financial statements. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the change to its financial statements and believes that proper controls are in place to ascertain that the Company’s financial statements properly reflect any material changes.

Off-Balance Sheet Arrangements

The Company does not currently have and has never had any off-balance sheet arrangements.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The Company’s growth strategy is focused on building a comprehensive AI hub that combines social networking and marketplace functionalities. Our goal is to attract users across a range of experience levels and provide tools to discover, create and monetize AI-generated content and tools.

To support this initiative, we plan to make targeted investments in our platform’s infrastructure and development capabilities. While these investments may affect near-term profitability, they are designed to position the Company for long-term growth and increased market share in the AI sector. The Company began initial planning and evaluation of an AI-focused platform in 2024, with the broader launch expected in 2025.

Market Opportunity

We have identified strategic opportunities within emerging and underdeveloped segments of the global AI market. These segments include creators and developers seeking accessible platforms for AI content sharing, monetization and integration.

We believe our existing technology and platform architecture provide a competitive foundation to capitalize on this evolving market. The decision to pivot toward an AI hub aligns with the growing adoption of AI tools and increasing demand for user-friendly, community-driven platforms that support both consumer and business use cases.

Monetization Strategy

We intend to generate revenue from our AI platform through multiple channels. These include transaction-based fees on marketplace sales of AI-generated applications, content, and tools; paid promotions and advertising options for creators and businesses; and a credit-based system for purchasing and monetizing AI applications, which will operate under revenue-sharing model. In addition, we plan to offer paid API access to developers and businesses seeking to integrate with the platform, enabling external applications, agents, and services to interact directly with our tools and datasets.

These monetization efforts are currently in development and will be refined based on user engagement, platform performance, and market feedback. As these initiatives are still in early development, there is no assurance they will achieve the intended results, and our future performance will depend on user adoption, competition, and evolving market conditions.

Key Performance Indicators (“KPIs”)

Our User base (Users who have created free accounts on the Robot Cache Platform) as of December 31. 2024 was approximately 191,000 registered accounts.

Our average KPI’s for the years ended December 31. 2024 and 2023 are as follows:

KPI	December 31, 2024		December 31, 2023
Cost per Acquisition	$0.00	(5)	$0.52
Average Revenue Per Paying User (ARPPU)	$6.69		$12.32
Average Revenue Per User (ARPU) (per month)	$0.01		$0.01

(5)	For purposes of calculating key performance indicators such as CPA, ARPPU, ARPU, the Company excludes expenses that are otherwise required for general operations and maintenance. “Cost per Acquisition” (CPA) represents free game giveaways and associated paid media campaigns.

14

Total “Game Hours Played” for the year ended December 31, 2024 was 8,826 hours, compared to 52,761 hours for the year ended December 31, 2023.

These KPIs reflect historical user engagement and monetization trends under the Company’s prior gaming-focused business model. They do not represent current or expected performance for the Company’s planned AI platform, which remains under development.

ITEM 3. Directors and Officers

The following table sets forth current information about our executive officers and directors as of the date of this Report:

Name	Age	Position	Since
Executive Officers
Rod Humble	58	Chief Executive Officer	July 2024
Mark Caldwell	62	Chief Technology Officer	January 2018

Directors
Frank Brian Fargo	63	Director	January 2018
Keven Baxter	65	Director	January 2018
Chris Keenan	45	Director	April 2024

Executive Officers

Rod Humble, Chief Executive Officer. Rod has over thirty years of experience in the interactive entertainment industry, having previously held executive roles with well-known publishers and studios, including, serving as Executive Vice President at Electronic Arts from 2004 to 2011, Chief Executive Officer of Linden Lab, the developer of Second Life, from 2011 to 2014, and Studio Head of Jam City from 2016 to 2018. Rod was involved in the production and development of numerous video game titles, and is credited on over 100 releases, including The Sims franchise, Second Life and Second Life 2, Harry Potter Hogwarts Mystery, Snoopy Pop, and other commercially successful titles. Rod’s extensive experience with AI-driven content and virtual platforms, combined with his proven track record of successful leadership transitions, uniquely qualifies him to lead the Company’s strategic transformation to Cloudhands.ai.

Mark Caldwell, Chief Technology Officer. Mark is the Company’s Chief Technology Officer. He is an entrepreneur and veteran in the video game industry with over 25 years of experience in the industry, who has created and won awards for games on platforms from the Apple II to the Xbox 360. From 2017 to 2018, Mark was the Chief Technology Officer of Converge Direct, LLC, where he managed all of its analytics, information technology and data management infrastructure. Beginning in 2012, Mark was the co-founder and Chief Technology Officer of Apmetrix Analytics Inc. until it liquidated its assets in 2019 in a Chapter 7 bankruptcy proceeding. Mark simultaneously was the Chief Technology Officer of Anametrix, Inc. from 2013 to 2014. From 2011 to 2013, Mark was the Co-founder and Chief Executive Officer of Plaor, a social games publisher that offered entertain and social experience for gamers. From 2010 to 2011, Mark was a Vice President, Engineering, at Playdom and Disney Interactive Media Group, during which time he was responsible for a broad range of technology services. From 2005 to 2009, Mark was a Director of PC Development and Executive Producer for Midway Games Inc., responsible for all processes, testing plans and online distribution models for PC development and distribution to optimize hardware of PC vendors and all PC franchises, including, among others, Lord of the Rings Online, Unreal Tournament 3, Rise & Fall and Stranglehold. Before joining Midway Games Inc., Mark was the founder, Chief Executive Officer and President of Rapid Eye Entertainment, Inc. from 2001 to 2005, where he developed, planned and organized all facets of the business, including strategy, creative, budgets, production, development and business management. From 1996 to 2001, Mark was a Vice President, Development, for The 3DO Company, and before that, the Co-founder and Senior Vice President of New World Computing, Inc. beginning in 1986. He is a recipient of the Top Tech Exec Awards, San Diego, for 2015 and 2016, honoring him for being an outstanding information technology executive who works in San Diego, as nominated by his peers and clients.

15

Board of Directors

The board of directors of the Company (the “Board of Directors” or the “Board”) consists of the following individuals:

Frank Brian Fargo is a co-founder of the Company and a member of the Board of Directors. He has over 30 years of experience in the software publishing industry. Brian founded inXile Entertainment, Inc. (“inXile”), a developer of entertainment software for all popular game video game systems, personal computers and wireless devices, in 2002 and helped inXile successfully fund the development of Wasteland 2 through a Kickstarter campaign that raised over $2.9 million. In 2019, Brian sold inXile to Microsoft Games Studios, though he continues to serve as inXile’s Studio Head. From 1983 to 2001, Brian was the founder and Chief Executive Officer of Interplay, a company that he took public in 1998.

Keven Baxter is a member of the Board of Directors and Corporate Secretary. Keven has over 30 years of experience advising technology companies in licensing and transactional matters. From 2006 until his retirement from his legal practice in 2020, Keven was a Partner at Baxter Technology Law, Inc. where he specialized in technology and media licensing and business and commercial transactions. From 2003 to 2005, Keven was a Vice President, Legal, for Fair Isaac Corporation, which develops and markets scoring and analytic solutions to the financial, insurance, healthcare, telecommunications and other industries, where he managed the worldwide operational legal activity. From 1999 to 2002, Keven was the General Counsel and Vice President of Corporate Development for Buy.com, Inc. Keven was the General Counsel and Vice President of Corporate Affairs for Interplay Entertainment Corp. from 1995 to 1998. Prior to that time, Keven was a business and technology lawyer with the national law firm Brobeck, Phleger & Harrison.

Chris Keenan was appointed to the Board of Directors in April 2024. He is one of the initial co-founders of the Company. Since 2018, Chris has served as President of inXile Entertainment, an Xbox Game Studio, overseeing product development and operations. He has over 20 years of experience in video game publishing and development. He started working in the videogame industry at 15 years old as a tester at Interplay Productions. After that, he joined inXile Entertainment. Chris has held multiple roles in product development including in product design, production, game director, and production director. Throughout his career, he’s worked with development teams to set up production pipelines, manage the vision of products, and lead the executive staff through all stages of the process.

Compensation of Directors and Executive Officers

The following table indicates the annual compensation of each of the three highest paid persons who were executive officers or directors during the year ended December 31, 2024.

Name	Capacities in which compensation was received	Cash compensation (2024)	Other compensation (2024)	Total compensation (2024)
Lee Jacobson(1)	Former Chief Executive Officer	$256,699	$0.00	$256,699
Mark Caldwell	Chief Technology Officer	$250,000	$0.00	$250,000
Rod Humble	Chief Executive Officer	$142,019	$0.00	$142,019

(1)	Lee Jacobson ceased serving as Chief Executive Officer effective March 4, 2024, following action by the Board of Directors. Mr. Jacobson resigned as a member of the Board of Directors effective April 17, 2024. Following his resignation, Mr. Jacobson has continued to provide part-time advisory services to the Company on a temporary basis.

ITEM 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the information concerning the number of outstanding shares of our Common Stock owned beneficially as of the date of this Report by (i) all Company executive officers and directors as a group, and (ii) any other securityholder who beneficially owns more than 10% of any class of our Common Stock. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s). The Company has no other class of voting securities.

16

Unless otherwise indicated, as of the date of this Report, the securityholders listed below possess sole voting and investment power with respect to the voting securities they own.

Name and address of beneficial owner	Nature of beneficial ownership	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class
Directors and executive officers as a group	Direct ownership	61,017,807	0	31.52%
Frank Brian Fargo(1)	Direct ownership	44,372,223	0	22.92%
Frank Brian Fargo(2)	Voting proxy	11,919,060	N/A	6.16%

(1)	Mr. Fargo’s address is 1735 Flight Way, Suite 400, Tustin, CA 92782.
(2)	Mr. Fargo has proxy for former Chief Executive Officer Lee Jacobson. Mr. Jacobson remains a beneficial owner.

Changes in Control

There are no present arrangements or pledges of any of our securities, equity or debt, that may result in a change in our control.

Legal and Disciplinary History of Our Executive Officers and Directors

Pursuant to the requirements of Regulation A, there have not been any applicable legal or disciplinary proceedings involving our executive officers or Directors to report.

ITEM 5. Interest of Management and Other in Certain Transactions

Within the last two fiscal years prior to the filing of this Report, neither the Company nor its former subsidiary Robot Cache S.L. has been a participant in any transaction, nor is any such transaction currently proposed, in which (i) any RC Related Person had or is to have a direct or indirect material interest (other than their Company compensation, which is described under “Compensation of Directors and Executive Officers,” and as set forth in this Item 5) and (ii) the amount involved in the transaction exceeded or will exceed the lesser of (1) $120,000 and (2) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years. For purposes of the preceding sentence, an “RC Related Person” is (A) any director or executive officer of the Company, (B) any nominee for election as a director of the Company, (C) any person who beneficially owns more than 10% of any class of the Company’s voting securities, (D) any promoter of the Company or (E) any immediate family member of any person specified in clause (A), (B), (C) or (D).

Any future transactions between either the Company, on the one hand, and an RC Related Person, on the other hand, will be entered into on terms that are commercially reasonable or otherwise no less favorable to the Company than those that can be obtained from any third party other than an RC Related Person.

ITEM 6. Other Information

Other than the matters described below, there have been no material changes that were not previously reported on a Form 1-U which would require disclosure pursuant to the requirements of Regulation A.

Strategic Business Pivot

During 2024, the Company initiated a strategic transition away from its legacy PC video game platform toward the development of a new AI-powered platform known as Cloudhands.ai. The new platform is designed to serve as a unified AI hub and digital marketplace for discovering, deploying, and monetizing AI tools and services. This strategic pivot represents a significant shift in the Company’s operations and long-term business model. This development was not previously reported on a Current Report on Form 1-U but is being disclosed herein.

Name Change

On March 18, 2025, the Company filed a Certificate of Amendment with the Delaware Secretary of State to change its corporate name from Robot Cache US Inc. to Cloudhands, Inc. The name change was made to better reflect the Company’s strategic transition toward artificial intelligence and the development of its new platform, Cloudhands.ai. This name change was not previously reported on a Current Report on Form 1-U but is being disclosed herein.

17

ITEM 7. Financial Statements

CLOUDHANDS, INC.

F/K/A ROBOT CACHE US INC.

(a Delaware corporation)

Financial Statements and Audit Report

For the years ended December 31, 2024 and 2023

F-1

INDEPENDENT AUDITOR’S REPORT

April 17, 2025

To:	Board of Directors, CLOUDHANDS, INC.
Re:	2024-2023 Financial Statement Audit

We have audited the accompanying consolidated financial statements of CLOUDHANDS, INC. (a corporation organized in Delaware and formerly known as Robot Cache US, Inc.) (the “Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, shareholders’ equity/deficit, and cash flows for the calendar years ended December 31, 2024 and 2023, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations, shareholders’ equity/deficit and cash flows for the calendar years ended December 31, 2024 and 2023 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA, PC

IndigoSpire CPA, PC

San José, CA

F-2

CLOUDHANDS, INC.

BALANCE SHEET

As of December 31, 2024 and 2023

See Independent Auditor’s Report and Notes to the Financial Statements

	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$9,572,491	$12,532,554
Prepaid expenses	32,410	426,342
Other current assets	1,497	2,065
Total current assets	9,606,398	12,960,961

Cryptocurrency, net, available for sale	251,197	330,481
Investment in less-than-20%-owned entity	-	100,000
Security deposit	20,865	20,865
Total Assets	$9,884,787	13,412,307

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$48,814	58,073
Other current liabilities	75,479	168,891
Total Current Liabilities	124,293	226,964

Total Liabilities	124,293	226,964

SHAREHOLDERS’ EQUITY

Common Stock	193,450	193,450
Additional paid-in capital	39,713,932	39,713,932
Retained earnings	(30,146,888)	(26,722,039)
Total Shareholders’ Equity	9,760,494	13,185,343

Total Liabilities and Shareholders’ Equity	$9,884,787	$13,412,307

F-3

CLOUDHANDS, INC.

STATEMENT OF OPERATIONS

For Years Ended December 31, 2024 and 2023

See Independent Auditor’s Report and Notes to the Financial Statements

	2024	2023

Revenues – software	$532	$3,128
Software royalties	161	2,911
Gross profit – software	371	218

Revenues - mining	-	74
Cost of revenues – mining	-	63
Gross profit – mining	-	11

Operating expenses
General and administrative	3,238,493	4,017,183
Sales and marketing	27,949	1,041,898
Total operating expenses	3,266,442	5,059,081

Net Operating Loss	(3,226,071)	(5,058,852)

Interest income (expense), net	502,659	440,066
Impairment Expense	(609,753)	(215,031)

Other income (expenses)	(61,635)	24,339

Tax provision (benefit)	-	-_

Net Loss	$(3,434,800)	$(4,809,478)

Foreign currency translation loss	(287)	(2,184)
Unrealized gain (loss) on investments, available-for-sale	10,238	1,949

Total Comprehensive Loss	$(3,424,849)	$(4,809,713)

Earnings per share, basic	$(0.02)	$(0.03)
Earnings per share, diluted	$(0.02)	$(0.03)

F-4

CLOUDHANDS, INC.

STATEMENT OF SHAREHOLDER EQUITY/DEFICIT

For Years Ended December 31, 2024 and 2023

See Independent Auditor’s Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In	Retained	Total Shareholder
	# of shares	$	Capital	Earnings	Equity
Balance as of December 31, 2022	193,556,984	$193,556	$39,713,836	$(21,912,326)	$17,995,066
Stock redemption	(106,609)	(106)	96		(10)
Net loss				(4,809,713)	(4,806,713)
Balance as of December 31, 2023	193,450,375	$193,450	$39,713,932	$(26,722,039)	$13,185,343
Net loss				(3,424,849)	(3,424,849)
Balance as of December 31, 2024	193,450,375	$193,450	$39,713,932	$(30,146,888)	$9,760,494

F-5

CLOUDHANDS, INC.

STATEMENT OF CASH FLOWS

For Year Ended December 31, 2024 and 2023

See Independent Auditor’s Report and Notes to the Financial Statements

	2024	2023
Operating Activities
Comprehensive Net Loss	$(3,424,849)	$(4,809,713)
Adjustments to reconcile net loss to net cash provided by operations:
Unrealized (gain) loss on investments and currency, net	(79,283)	(4,896)
Noncash impairment on investment	(100,000)
Amortization of platform costs	-	215,031
Changes in operating asset and liabilities:
(Increase) Decrease in deposits	(623)	13,745
(Increase) Decrease in prepaid expenses	(393,877)	(123,214)
(Increase) Decrease in other current assets	(2,434)	(923)
Increase (Decrease) in accounts payable	9,259	12,168
Increase (Decrease) in accrued expenses	1,300	-
Increase (Decrease) in other current liabilities	92,112	(8,791)
Net cash used in operating activities	(3,151,302)	(4,706,593)

Investing Activities
Purchase of computer equipment	(8,760)	-
Costs of platform development	-	(51,949)
Net change in cash used in investing activities	(8,760)	(51,949)

Financing Activities
Redemption of equity	-	(10)
Net change in cash from financing activities	-	(10)

Net change in cash and cash equivalents	(2,960,063)	(4,758,552)

Cash and cash equivalents at beginning of period	12,532,554	17,291,106
Cash and cash equivalents at end of period	$9,572,491	$12,532,554

Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

F-6

ROBOT CACHE US INC.

NOTES TO FINANCIAL STATEMENTS

See Independent Auditor’s Report

For Years Ending December 31, 2024 and 2023

NOTE 1 – NATURE OF OPERATIONS

Robot Cache US Inc. (the “Company”) was incorporated in Delaware on January 16, 2018 (“Inception”). On March 18, 2025, the Company filed a certificate of amendment with the Delaware Secretary of State to change the name of the Company to Cloudhands, Inc. The name change was made to better reflect the Company’s strategic transition toward artificial intelligence and the development of its new platform, Cloudhands.ai.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries in which the Company operates. Factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

F-7

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2024 and 2023, the Company had approximately $9.6 million and approximately $12.5 million of cash and cash equivalents, respectively.

Property and equipment

Property and equipment, which consist of computer equipment, is recorded at cost and depreciated over the estimated useful life of 3 years using the straight-line method. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

In prior years, the Company prepaid certain Publishers’ royalties to include their games in the Robot Cache Platform. The Company determined that recouping the prepaid royalties was unlikely and it recorded an impairment loss of $410,988 during the year ended December 31, 2024.

During 2021, the Company made a $100,000 investment into the Fig Fund as part of the Offering Circular by Fig Publishing, Inc. As of December 31, 2024, the Company’s Board of Directors determined that the Company’s investment in Fig Publishing was fully impaired, and the company recorded a full write-off of the carrying value of $100,000.

As of December 31, 2024, the decline in the CSPR cryptocurrency market value resulted in an impairment that the Company determined was other than temporary and recorded an impairment loss of $99,000.

F-8

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

F-9

Revenue Recognition

The Company accounts for revenue in accordance with ASU 214-09 Revenue from Contracts with Customers (“ASC 606”) which provides a five-step model for recognizing revenue from contracts:

●	Identify the contract with the customer
●	Identify the performance obligations within the contract
●	Determine the transaction price
●	Allocate the transaction price to the performance obligations
●	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue is the digital distribution of the video games hosted on the platform.

Separately, the Company earns revenue by providing resources to the CSPR blockchain network. The Company is awarded CSPR tokens for rendering these services. The Company records this revenue at the time and market value the tokens are awarded to the Company. Any fluctuation in the value of the CSPR tokens after receipt is noted in comprehensive income as unrealized gain or loss from investments available-for-sale.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2024 and 2023, the Company had no material balances of accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Cryptocurrency and Stock Assets

The Company received cryptocurrency and marketable stock investments as part of its fund raising. In 2018, the Company raised $11,770,878 through the issuance of Simple Agreements for Future Tokens (“SAFTs”) (all of which have since converted to common stock) which included $3,000,000 of stock in THC Therapeutics Inc. (OTC: THCT) and $6,495,878 in cryptocurrencies, primarily bitcoin (BTC) and ether (ETH). The Company uses fair value principles to revalue the market pricing of any assets held and records impairment or unrealized gain or loss on these financial assets in the period incurred.

Aside from the THCT received in the SAFT raise, the Company also acquired CSPR and BTC during 2021.

As of December 31, 2024 and 2023, the Company’s marked-to-market value for the CSPR was $236,374 and $419,939, respectively. As of December 31, 2024 and 2023, the Company’s marked-to-market value for BTC was $14,823 and $4,585, respectively.

F-10

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. This ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard in 2022 and it had no effect on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – INCOME TAX PROVISION

The Company is treated as a C corporation for US federal tax purposes. The Company has filed its corporate income tax return for the year ended December 31, 2023. The Company’s corporate income tax return for the year ended December 31, 2024 has been extended in a timely fashion. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date they are filed. The Company incurred a loss during the period from Inception through December 31, 2023 and the deferred tax asset from such losses have been fully valued based on the uncertainty of their future use and value. The Company expects the 2024 tax return will increase its net operating losses.

F-11

NOTE 4 – DEBT

The Company has retired all of its obligations during periods predating the years considered in these financial statements.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases corporate office space under a monthly sublease arrangement. The monthly commitment of the Company under the sublease arrangement is $18,968 per month through June 30, 2025.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – EQUITY

The Company has a single class of common stock, of which 250,000,000 shares are authorized. In addition to the shares issued to founders and other management and SAFT holders in the conversion, the Company issued up to 49.5 million shares at a price of $0.606 per share in a securities offering intending to be exempt from registration under Regulation A. The Company has 193,450,373 shares issued and outstanding.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred losses since inception; however, the Company has raised sufficient funds to remain a going concern for at least the next 12 months.

NOTE 8 – SUBSEQUENT EVENTS

Strategic Change

During 2024, the Company initiated a strategic pivot from its legacy PC video game platform toward the development of a new business model focused on artificial intelligence. The Company expects to launch the initial version of Cloudhands.ai during the first half of 2025.

Name Change

As discussed above, in March 2025, the Company was renamed to Cloudhands, Inc. to better reflect the strategic pivot that the Company is undertaking.

Management’s Evaluation

Management has evaluated subsequent events through April 17, 2025 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

F-12

ITEM 8. Exhibits

Index to Exhibits/Description of Exhibits

Exhibit Number	Description

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment (filed August 26, 2019) to Certificate of Incorporation**
2.3	Certificate of Amendment (filed June 22, 2022) to Certificate of Incorporation**
2.4	Certificate of Amendment (filed March 17, 2025) to Certificate of Incorporation
2.5	Bylaws**
4.1	Form of Subscription Agreement for Shares in the 2023 Offering**
4.2	Form of Subscription Agreement for Units in the 2021 Offering*
6.1	Software License Agreement with Dead Mage, Inc.*
6.2	Digital Dragon Games Inc. Development Agreement*
6.3	Consulting Agreement (Philippe Erwin)*
6.4	Development Agreement with Moonify S.A.R.L.*
6.5	Patent Assignment (Mark Phillip Caldwell)*
6.6	Armor Games Share Purchase Agreement*
6.7	Advisor Agreement with Brian Robertson*
6.8	Platform Services Agreement with Republic Core LLC**
6.9	2022 Equity Incentive Plan**
6.10	Services Agreement with StartEngine CrowdFunding, Inc.**
6.11	Technology Standard License Agreement with DACS Laboratories GmbH**
6.12	Agreement with Advanced Micro Devices, Inc.**
6.13	Agreement with LedgerZ Holdings with respect to Chinese developer community**
6.14	Real property lease with San Diego UTC Holdings LLC**
6.15	Real property sublease with Biora Therapeutics**
6.16	Loan Agreement with StartEngine Primary LLC**
6.17	Professional Services Agreement with William Mikula***
6.18	Memorandum of Understanding with CasperLabs Holdings AG****
6.19	Master Services Agreement with Carlton One Engagement Corporation*****
8.1	Escrow Agreement with The Bryn Mawr Trust Company of Delaware**
11.1	Consent of IndigoSpire CPA Group, LLC

* Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated March 31, 2021 (Commission File No. 024-11431) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315221007366/0001493152-21-007366-index.htm.

** Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated September 29, 2022 (Commission File No. 024-11954) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222027180/0001493152-22-027180-index.htm.

*** Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 1 dated December 6, 2022 (Commission File No. 024-11954 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222034620/0001493152-22-034620-index.htm.

**** Previously filed as an exhibit to Robot Cache US Inc. Form 1-K dated May 2, 2022 (Commission File No. 24R-00481) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222011840/0001493152-22-011840-index.htm.

***** Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 4 dated April 17, 2023 (Commission File No. 024-11431 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315223012591/0001493152-23-012591-index.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of April 29, 2025.

CLOUDHANDS, INC.

By:	/s/ Rod Humble
Name:	Rod Humble
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report on Form 1-K has been signed below as of April 29, 2025 by the following persons on behalf of the issuer and in the capacities indicated.

/s/ Chris Keenan
Name:	Chris Keenan
Title:	Director

/s/ Keven Baxter
Name:	Keven Baxter
Title:	Director

/s/ Frank Brian Fargo
Name:	Frank Brian Fargo
Title:	Director

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